David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

June 29, 2012

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Julie F. Rizzo

Re: WNS Studios, Inc
Amendment No. 5 to Registration Statement on Form S-1
File Number 333-172050

Dear Ms. Rizzo:

On behalf of WNS Studios, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 5 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated June 6, 2012,  with reference to Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission.

The Amendment contains audited financial statements of the Company for the year ended April 30, 2012, and all disclosure in the Amendment has been updated accordingly.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1.
We note your response to our prior comment 1 and reissue in part. Because it appears that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures. In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response: The Amendment contains a separate risk factor with respect to the election by the Company of using the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), as well as a similar statement in the critical accounting policy disclosures. As a result of the current nature of the business of the Company, there are no critical accounting policy disclosures.

Prospectus Summary, page 3

Going Concern Considerations, page 4

2.
We note your disclosure in this section that you are "neither raising additional funds nor ha[ve] any plans to raise any capital." In the Description of Business and Plan of Operation sections, however, you state that you "plan to promote the scripts to private investors in an effort to raise financing through private placement offerings of debt or equity" and that you plan to finance your "planned operations through the offering of debt or equity securities to private investors." Please revise for consistency or advise.

Response: The Amendment has been revised to consistently provide that the Company is currently neither raising additional funds nor has plans to raise any capital.

3.
Please also revise the third paragraph of this section to clarify, if true, that the indebtedness you borrowed from May 15,2009 to April 30,2011 that was subsequently cancelled is different from the amount you have borrowed from P&G Holdings.

Response: The Amendment has been revised to omit the sentence which was ambiguous and confusing; however, the Commission is correct that the indebtedness borrowed which was subsequently cancelled is different that the amount the Company has borrowed from P&G Holdings.

Risk Factors, page 5

We expect losses in the future, page 6

4.	Please revise this second sentence of this risk factor to clarify that your net income for the nine months ended January 31, 2012 is after the extinguishment of debt of $52,894 or advise.

Response: The Amendment has been revised to incorporate the audited financial information as of April 30, 2012 and therefore the reference to the net income for the nine months ended January 31, 2012 has been omitted.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2i

Overview; Plan of Operation, page 22

5.
We note your response to our prior comment 8 and your revised disclosure. Please revise throughout this section to state that there is no guarantee that you will be able to obtain financing through private offerings of debt or equity or advise.

Response: The Amendment has been revised in accordance with the comments of the Commission.

6.
We note your response to our prior comments 8 and 9 and your revised disclosure. You must have a reasonable basis for all forward looking disclosure. See Item 10(b) of Regulation S-K. You state that your film market sales and royalties are estimated based on "current market pricing and management's current expectations." However, as you do not include any recent market pricing or sales data for studios or films comparable to you and you have yet to locate a script suitable for production or produce and distribute a film, it does not appear that you have a reasonable basis at this point to project that you will earn over $9 million in revenue for two productions. As such, please revise to delete your revenue projections or advise.

Response: The revenue projection has been deleted.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours,

/s/ David Lubin

David Lubin

cc: Moses Gross